FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September, 2008

Commission File Number

Forbes Medi-Tech Inc. (Translation of registrant's name into English)
Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[ X ]..... Form 40-F...[   ]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]  No [   ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 19, 2008	FORBES MEDI-TECH INC. “Charles A. Butt” Charles A. Butt President & CEO

This report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in Registration Statement on Form F-3 File No. 333-129943 filed with the Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.  Information contained in the attached document contains forward looking information.

FOR IMMEDIATE RELEASE	September 19, 2008

Forbes Medi-Tech Provides Update on Nasdaq Listing Status

VANCOUVER, BC – Forbes Medi-Tech Inc. (TSX:FMI; NASDAQ:FMTI) (“Forbes” or “Company”) announced that the Company received a Nasdaq Staff Deficiency Letter dated September 19, 2008 indicating that the bid price for its common stock has closed below the minimum of U.S. $1.00 per share for the last 30 consecutive trading days, as required by Marketplace Rule 4320(e)(2)(E)(ii).

Nasdaq has provided Forbes with 180 calendar days, or until March 18, 2009, to regain compliance with this rule. If at any time before March 18, 2009, the bid price of the Company’s common stock closes at U.S. $1.00 per share or more for a minimum of 10 consecutive business days, the Company will regain compliance with the minimum bid price rule. If compliance with this Rule cannot be demonstrated by March 18, 2009, Nasdaq Staff will determine whether the Company meets The Nasdaq Capital Market initial listing criteria as set forth in Marketplace Rule 4320(e), except for the bid price requirement. If it meets the initial listing criteria, the Nasdaq Staff will notify the Company that it has been granted an additional 180 calendar day compliance period.

If the Company is not eligible for an additional compliance period, Nasdaq Staff will provide written notification that the Company’s securities will be delisted. At that time, the Company may appeal the determination to delist its securities to a Listing Qualifications Panel.

About Forbes Medi-Tech

Forbes Medi-Tech Inc. (TSX:FMI; NASDAQ:FMTI) is a life sciences company focused on evidence-based nutritional solutions. A leader in nutraceutical technology, Forbes is a provider of value-added products and cholesterol-lowering ingredients for use in functional foods and dietary supplements. Forbes successfully developed and commercialized its Reducol™ plant sterol blend, which has undergone clinical trials in various matrices and has been shown to lower “LDL” cholesterol levels safely and naturally. Building upon established partnerships with leading retailers and manufacturers across the globe, Forbes helps its customers to develop private label and branded products. For more information about Forbes Medi-Tech, please visit www.forbesmedi.com.

This News Release contains forward-looking statements and forward-looking information, within the meaning of applicable securities laws (collectively, “forward-looking statements”), regarding the Company’s continued listing on Nasdaq.  Forward-looking statements can be identified by forward-looking terminology such as “if”, “will”, "can be", “2009”, and similar expressions or variations thereon. Forward-looking statements are inherently uncertain, and actual results may differ materially from the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, uncertainty whether the Company will regain compliance with the minimum bid price rule within the timelines required by Nasdaq, failing which, the Company’s securities will be delisted by Nasdaq;  uncertainty whether the Company would appeal any delisting notice or whether any such appeal would be successful, failing which, the Company’s securities will be delisted by Nasdaq; the risk that delisting of the Company’s securities may have a material adverse effect on the Company’s share liquidity and trading price and on the Company’s ability to obtain financing and continue its business.  For a further discussion of these and other known risks and uncertainties affecting the Company and its business, please see our latest Annual Information Form / Form 20-F, and other documents filed by us with Canadian and U.S. securities regulatory authorities at www.sedar.com and www.sec.gov. Forward-looking statements are based on the beliefs, assumptions, and expectations of the Company’s management at the time they are made, and the Company does not assume any obligation, except as required by law, to update its forward-looking statements if those beliefs, assumptions, or expectations or other circumstances should change.

Reducol™ is a trademark of Forbes Medi-Tech Inc.

Contact:

Jodi Regts

Director, Investor Relations and Communications

Phone: (604) 681-8976

E-mail: jregts@forbesmedi.com

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